

# AiPEXAR

## An AI Powered US Equity Adjusted Total Return Index

## Monthly Performance Report - July 2023

### About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

### Performance: Historical & Simulated*



Legend: — AI Powered US Equity Adjusted Total Return Index

### Index Overview

| | |
|---|---|
| Website | http://aipexar.gbm.hsbc.com/AiPEXAR.html |
| Bloomberg Ticker | AIPEXAR Index |
| Geographical Focus | United States |
| Launch Date | 7/14/2021 |
| Type of Return | Adjusted Return |
| Index Sponsor | EquBot, Inc. |
| Index Calculation Agent | Solactive AG |
| Adjustment Factor | 5.0% per year |

### Index Performance: Historical & Simulated*

Index returns as of 7/31/2023

| | |
|---|---|
| YTD | 16.36% |
| 1Y | 7.16% |
| 3Y | 22.32% |
| 5Y | 35.94% |
| 10Y | 178.86% |
| 10Y Volatility | 18.00% |

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 7/31/2023

### Top 10 Holdings: As of 7/31/2023

| | Index Weight(%) | Sector |
|---|---|---|
| APPLE INC | 3.36% | Electronic Technology |
| NVIDIA CORP | 2.53% | Electronic Technology |
| ALPHABET INC-CL A | 1.87% | Technology Services |
| MICROSOFT CORP | 1.82% | Technology Services |
| ALPHABET INC C-SHARES | 1.76% | Technology Services |
| META PLATFORMS INC | 1.72% | Technology Services |
| JPMORGAN CHASE & CO | 1.53% | Finance |
| EXXON MOBIL CORP | 1.45% | Energy Minerals |
| AMAZON.COM INC | 1.28% | Retail Trade |
| PROCTER & GAMBLE CO | 1.27% | Consumer Non-Durables |
| Total | 18.58% | |

### Annual Index Performance: Historical & Simulated*

| 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| -30.3% | 30.8% | 21.4% | 4.4% | 22.2% | 37.6% | 21.0% | 2.7% | 10.6% | 22.3% | -5.5% | 28.0% | 14.2% | 20.6% | -24.3% |

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 7/31/2023

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
August 01, 2023

HSBC

## Top 10 Sector Allocations



| Sector | Portfolio | Solactive US Large & Mid Cap Index |
|---|---|---|
| Commercial Services | 3.43% | 2.94% |
| Consumer Non-Durables | 6.22% | 4.78% |
| Consumer Services | 4.41% | 3.58% |
| Electronic Technology | 15.02% | 16.59% |
| Energy Minerals | 3.43% | 3.47% |
| Finance | 12.62% | 12.65% |
| Health Technology | 10.99% | 9.83% |
| Producer Manufacturing | 3.54% | 3.98% |
| Retail Trade | 6.51% | 6.94% |
| Technology Services | 18.50% | 19.79% |

■ Portfolio    ■ Solactive US Large & Mid Cap Index

## Contributions to Return



| Sector | Portfolio | Solactive US Large & Mid Cap Index |
|---|---|---|
| Commercial Services | 0.02% | 0.02% |
| Consumer Non-Durables | 0.06% | 0.08% |
| Consumer Services | 0.13% | 0.14% |
| Electronic Technology | 0.52% | 0.37% |
| Energy Minerals | 0.22% | 0.28% |
| Finance | 0.64% | 0.57% |
| Health Technology | 0.02% | -0.01% |
| Producer Manufacturing | 0.19% | 0.18% |
| Retail Trade | 0.23% | 0.21% |
| Technology Services | 0.87% | 0.81% |

■ Portfolio    ■ Solactive US Large & Mid Cap Index

